Mail Stop 4561

September 26, 2007

David Matson
Chief Financial Officer
UnionBanCal Corporation
400 California Street
San Francisco, California 94104

      RE: **UnionBanCal Corporation**
              Form 10-K for Fiscal Year Ended December 31, 2006
              Filed March 1, 2007
              File No. 001-15081

Dear Mr. Matson,

We have reviewed your letter filed on September 10, 2007 and have the following comments. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosures.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Selected Financial Data, page F-1

1. We note your response to prior comment 1. Please confirm that you will disclose the allowance for loan and lease losses to total loans ratio in all disclosures where you present any credit loss ratio and that you will clearly describe what items are included in the numerator and denominator of the respective ratios.

Change in the Total Allowances for Credit Losses, page F-26

2. We note your response to prior comment 3. We believe that the accounting guidance is clear that you should present your allowance for losses on off-balance sheet commitments separately from the allowance for loan losses. We also believe that the allowance for losses on off-balance sheet commitments is material as of December 31, 2003 as compared to the allowance for loan losses. Therefore, we believe you should revise here and elsewhere in your document as necessary to present your allowance for losses on off-balance sheet commitments separately from the allowance for loan losses. Refer to paragraph 8(e) of SOP 01-6.

Loans Held for Investment, Loans Held for Sale, and Certain Loans Acquired at a Discount, page F-56

3. We note your response to prior comment 5. Please provide us your SAB 99 materiality analysis comparing your straight-line amortization method to the interest method. Please include quarterly and annual periods in your analysis.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revisions in future filings, provide a draft of your proposed disclosures and provide any requested information. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Michael Volley, Staff Accountant, at (202) 551-3437 or me at (202) 551-3851 if you have questions regarding our comments.

Sincerely,

Paul Cline
Senior Accountant